UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Glu Mobile Inc.

File No. 333-139493 - CF# 23312

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Glu Mobile Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 19, 2006 and amended on January 10, 2007.

Based on representations by Glu Mobile Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11.1	through March 17, 2010
Exhibit 10.11.2	through March 17, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel